October 5, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Taylor Beech and Erin Jaskot

Re:	MEGA MATRIX CORP.
Registration Statement on Form S-1, as amended (File No. 333-262217)
Request for Acceleration
	Requested Date:	October 7, 2022
	Requested Time:	4:30 p.m. Eastern Time

Ladies and Gentlemen:

MEGA MATRIX CORP. hereby requests that the effective date of its Registration Statement on Form S-1 (File No. 333-262217) be accelerated so that the same will become effective at 4:30 p.m., Eastern Time, on October 7, 2022, or as soon thereafter as practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Lewis Brisbois Bisgaard & Smith LLP by calling John Yung at (916) 646-8288. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Lewis Brisbois Bisgaard & Smith LLP, Attention: John P. Yung, by email to john.yung@lewisbrisbois.com.

If you have any questions regarding this request, please call our counsel John P. Yung of Lewis Brisbois at (916) 646-8288.

Very Truly Yours,

MEGA MATRIX CORP.

/s/ Yucheng Hu
Yucheng Hu,
Chief Executive Officer

cc:	John Yung, Lewis Brisbois Bisgaard & Smith LLP
Daniel B. Eng, Lewis Brisbois Bisgaard & Smith LLP